

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Cris Calsada
Chief Financial Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, California 92121

> **Re: Regulus Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2024**
> **File No. 333-278581**

Dear Cris Calsada:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Asa Michael Henin